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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934


                        Date of Report: January 15, 1999


                                BAAN COMPANY N.V.


                            Baron van Nagellstraat 89
                                3770 AC Barneveld
                                 The Netherlands
                                       and
                         11911 Freedom Drive, Suite 300
                           Reston, Virginia USA 20190
                   (Addresses of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

            Form 20-F   [X]         Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

            Yes         [ ]         No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

            82- N.A.

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                                BAAN COMPANY N.V.
                                    FORM 6-K

1.    SALE OF EQUITY SECURITIES

      On December 31, 1998, Baan Company N.V. ("Baan Company") received a $75 million equity investment from Fletcher International Limited ("Fletcher") pursuant to a Share Rights Agreement dated December 31, 1998 entered into between Baan Company and Fletcher. The Agreement also provides for an additional potential investment in Common Shares of up to $150 million.

      Pursuant to the Agreement, Fletcher paid $75 million to Baan Company in exchange for Common Shares that will be issued to Fletcher at its discretion at any time during the period from August 1, 1999 through December 31, 2001. The number of Common Shares issued, and the price per share, will generally be based on Baan Company share prices prevailing during a 30-day period prior to issuance of such shares. However, in any event, the price will not exceed $16.00 per share, which results in a minimum issuance of approximately 5 million Common Shares. The offer and sale of these securities were not registered under the Securities Act of 1933, as amended (the "Securities Act"), in reliance upon the exemption provided by Section 4(2) of the Securities Act.

      Subject to certain terms, the Agreement also provides for an additional equity investment of up to $150 million in Baan Company by Fletcher over the next three years. For the nine months commencing October 1, 1999, Baan Company has the right to require Fletcher to purchase up to $75 million worth of additional Common Shares. To the extent that Baan Company has not fully exercised its right, Fletcher has the right to purchase any unexercised portion during the remaining term of the Agreement. Also commencing October 1, 1999, Fletcher has the additional right to purchase another $75 million in Common Shares. The number of Common Shares issued and the price per share will also be determined as described above.

      The proceeds from the equity investment will be used by Baan Company for working capital purposes.


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                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                BAAN COMPANY N.V.


                                By:             /s/ ROBERT GOUDIE
                                    --------------------------------------------
                                    Robert Goudie
                                    Senior Vice President, General Counsel and
                                    Secretary to the Board of Directors

Date: January 15, 1999


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